650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

December 17, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	J. Nolan McWilliams
Dietrich King
Keira Nakada
Jim Rosenberg

Re:	Alector, Inc.
Amendment No. 1 to the Draft Registration Statement on Form S-1
Submitted on November 16, 2018
CIK No. 0001653087

Ladies and Gentlemen:

On behalf of our client, Alector, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 4, 2018 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. We appreciate the opportunity we had to discuss this response with the Staff on December 5, 2018, regarding certain comments on the disclosure items, and on December 11, 2018, regarding the comments on the financial statements, prior to making this submission of this response letter. The Company expects to make an additional filing or submission of the Registration Statement reflecting the responses contained in this letter in January 2019.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.

We note your response to comment 3. Please provide context for the research and development pipeline table by including footnotes that set forth a concise but materially complete description of each program. Please also discuss the scope of the research phase and, given the placement of the arrows, the extent to which the programs listed are preparing to transition to the pre-clinical trial phase.

The Company acknowledges the Staff’s comment and, as discussed with the Staff, the Company will revise the research and development pipeline table in the Registration Statement by adding an explanatory paragraph (as included in italics below) and updating the table to clarify the scope of the

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK     PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

December 17, 2018

research phase for each program and the extent to which the programs listed in the table are preparing to transition to the preclinical phase (as provided below) in the next revised draft of the Registration Statement to be submitted or filed via EDGAR.

The below table highlights our research and development pipeline. We currently have seven neurology programs identified in our research and development pipeline focused on targeting Alzheimer’s disease, Parkinson’s disease, amyotrophic lateral sclerosis (ALS), and progressive multiple sclerosis. We also have three oncology programs identified in our research and development pipeline focused on targeting innate immune cells. Currently, we estimate that all of these neurology and oncology programs are one to three years or more away from entering preclinical studies assuming that these programs meet our requirements for advancement into the preclinical stage. For each of our programs in our research and development pipeline we are working to identify biomarkers to be utilized in preclinical studies for each program.

Our Pipeline Program

Our PGRN Product Candidates Development Plan, page 104

2.

We note your response to comment 1. Please remove the statement that your PGRN product candidates have “demonstrated efficacy in an animal disease model” or explain to us why this statement is appropriate in the context it is made.

In response to the Staff’s comment, the Company will delete the statement that its PGRN product candidates have “demonstrated efficacy in an animal disease model” in the next revised draft of the Registration Statement and replace such clause with the following: “reduction of social deficit symptoms of FTD in a social aversion test using FTD-GRN mice following intravenous injection.”

Securities and Exchange Commission

December 17, 2018

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue recognition, page F-10

3.	Please refer to your response to comment 13 and disclose the following:

•	The duration over which the Phase 2 clinical trials are expected to be completed for each program (i.e. AL002, AL003), and

•	The amounts, by program, of AbbVie’s exercise option and the aggregate approval milestones including the number of indications covered.

The Company acknowledges the Staff’s comments and, as discussed with the Staff, the Company will revise the following paragraph in Note 2 on page F-10 of the annual financial statements to address the Staff’s comments.

The Company signed an agreement in October 2017 with AbbVie to co-develop antibodies to two program targets in preclinical development. Under the terms of the agreement, AbbVie made $205.0 million in upfront payments, of which $5.0 million and $200.0 million was received by the Company in October 2017 and January 2018, respectively. The Company will perform research and development services for the antibodies to the two programs through the end of Phase 2 clinical trials which the Company expects to conduct through 2023. AbbVie will then have the exclusive right to exercise an option to enter into a license and collaboration agreement with the Company for one or both of the programs for $250.0 million each. If AbbVie exercises its option for the programs, AbbVie will take over the development of the product candidates for such program and costs will be split between the parties. The Company will also share in profits and losses upon commercialization of any products from such program. However, following AbbVie’s exercise of its option for a program, the Company may opt out of sharing in development costs and profits or losses for that program and instead receive tiered royalties. Additionally, under the terms of the agreement, the Company will be eligible to earn up to an additional $242.8 million in milestone payments per program. The Company assessed its collaboration agreement with AbbVie in the context of the delivery of the research and development services.

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Securities and Exchange Commission

December 17, 2018

Please direct any questions with respect to this confidential submission to me at (650) 849-3223 or tjeffries@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Tony Jeffries

Tony Jeffries

cc:	Arnon Rosenthal, Ph.D., Alector, Inc.
Sabah Oney, Ph.D., Alector, Inc.
Stephanie Yonker, Ph.D., Alector, Inc.
Michael Coke, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Alan F. Denenberg, Davis Polk & Wardwell LLP
Stephen Salmon, Davis Polk & Wardwell LLP